Mail Stop 3720

July 9, 2007

Mr. Robert M. Budd
President and Chief Executive Officer
Next Inc.
7625 Hamilton Park Drive
Suite 12
Chattanooga, TN 37421

      RE: Next, Inc.
              Form 10-KSB for Fiscal Year Ended December 31, 2006
              File No. 000-25247

Dear Mr. Budd:

     We have completed our review of your Form 10-KSB and related filings and do not, at this time, have any further comments.

                       Sincerely,

                       Larry Spirgel
                       Assistant Director